June 11, 2021

VIA E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Elisabeth Bentzinger, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

Eversheds Sutherland (US) LLP 1114 Avenue of the Americas, 40thFloor New York, NY 10036-7703 D: +1 212.389.5080 F: +1 212.389.5099 dodiekent@ eversheds-sutherland.com

Re:    The Penn Insurance and Annuity Company

  PIA Variable Life Account I

  Pre-Effective Amendment # 1 to the Registration Statement on Form N-6

  File Nos. 333-254206; 811-23646

Dear Ms. Bentzinger:

This letter, which we have filed as Correspondence, responds to the Staff’s comment letter of May 12, 2021 with regard to the above-referenced filing. Along with this letter, we are including as Correspondence a draft of Pre-Effective Amendment # 1 to that filing, including a revised statutory prospectus (“prospectus”), statement of additional information (SAI), and Part C with a revised Initial Summary Prospectus (“ISP”).

The draft Pre-Effective Amendment # 1 to the registration statement (“Draft PEA #1”) reflects our revisions in response to the Staff’s comments. For convenience, that Staff’s comments are repeated below in italics, followed by an explanation of our response. (In appropriate instances, we have ‘separated’ the Staff’s comments to reflect multiple parts of a single numbered comment). Capitalized terms used herein have the same meaning as in the registration statement. A copy of Draft PEA # 1 marked to show changes is attached to this letter.

General

1.  Comment: Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

U.S. Securities and Exchange

Commission

[                 ], 2021

Response: We confirm that all missing information, including the financial statements and all exhibits, will be included in pre-effective amendment to the registration statement.

2.  Comment: Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policy.

Response: There are no guarantees or support agreements with third parties to support any policy features or benefits. Penn Insurance and Annuity Company (“the Company”) will be solely responsible for any benefits or features associated with the Policy.

3.  Comment: Please disclose all intermediary specific variations and material state variations, including those relating to an investor’s right to cancel, in an appendix to the prospectus. Instruction to Item 8(a) of Form N-6.

Response: Appendix C has been added to the prospectus to disclose all material state variations.  The ‘Table of Contents’ on page 2 of the prospectus includes a reference to Appendix C.  There are no intermediary specific variations.

PROSPECTUS

Guide to Reading This Prospectus (Table of Contents) (p. 2)

4.  Comment: The last sentence of the first paragraph following the bullet points is incomplete. Please explain how an investor can obtain the portfolio prospectuses, or delete the sentence.

Response: The sentence will be completed with information on obtaining the portfolio prospectuses.

Important Information You Should Consider (pp. 5-10)

5.

a.   Comment: Please remove the narrative preceding the key information tables in accordance with Item 2 of Form N-6.

Response: We have removed the narrative.

b.  Comment: Please revise the heading to state “Important Information You Should Consider About the Protection Variable Universal Life Insurance Policy.”

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Response: We have corrected the formatting of the heading.

6.  Comment: Please confirm supplementally that the key information table cross-references in electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. Instruction 1(b) to Item 2 of Form N-6.

Response: We confirm that the key information table cross-references in electronic versions of the summary and statutory prospectuses will link directly to the location in the statutory prospectus where the subject matter is discussed in greater detail.

7.

a.   Comment: Please revise the first paragraph in the Charges for Early Withdrawals section of the Fees and Expenses table to state the maximum surrender charge as a percentage of Specified Amount, consistent with the percentage stated in the fee table and with Instruction 2(a) to Item 2 of Form N-6.

Response: That paragraph has been revised to reflect the maximum surrender charge as a percentage of Specified Amount, in accordance with Instruction 2(a).

b.  Comment: With regard to the example, please remove the assumptions regarding individual policyowner characteristics (i.e., age, gender, and risk class), and state the maximum surrender charge as a percentage of Specified Amount that could be paid under any policy. Instruction 2(a) to Item 2 of Form N-6.

Response: The individual policyowner characteristics have been removed, and the example has been revised to state the maximum surrender charge as a dollar amount assuming a $100,000 investment and a $500,000 specified amount, in accordance with Instruction 2(a).

c.   Comment: Finally, please remove the statement that the maximum surrender charge is reduced over time, as this is neither permitted nor required by Item 2. See General Instruction C.3.(b) of Form N-6.

Response: We have removed the statement.

8.

a.   Comment: When describing the Risks Associated with Investment Options in the Risks table, please add cross-references to Appendix A – Portfolios and Appendix B- Fixed Account Options.

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Response: We have added these cross-references.

b.  Comment: Please also state that premiums and policy value allocated to the Traditional Fixed Account Option may be kept there for an extended period of time due to restrictions on transferring out of the Traditional Fixed Account Option.

Response: We have included this disclosure.

c.   Add corresponding disclosure to the Summary of Principal Risks of Investing in the Policy.

Response: We have added the corresponding disclosure.

9.

a.   Comment: In the Optional Benefits Restrictions discussion, please disclose that a change in the Specified Amount, the addition, deletion, or change of any riders, or a change in the insured’s rate class may impact the No-Lapse Guarantee rider, and may require the payment of additional premiums to maintain the rider’s guarantee.

Response: We have included this disclosure.

b.  Comment: Please add corresponding disclosure to the Summary of Principal Risks of Investing in the Policy and to the Brief Description of Restrictions/Limitations column of the optional benefits table beginning on page 35 of the prospectus.

Response: We have added the corresponding disclosure.

Overview of the Protection Variable Universal Life Insurance Policy (pp. 11-13)

10.  Comment: The third paragraph of the Premiums discussion on page 11 states that the Policy could lapse even if all of the planned premiums are paid on time. Please briefly explain why this is so.

Response: We have included the disclosure here, as requested. We respectfully note that this explanation is also included in the “Risk of Lapse” section.

11.  Comment: On page 12, please clarify in the Transfers discussion the reference to transferring to and from “some” of the Fixed Account Options. More specifically, please identify which Fixed Account Options are available for transfers.

U.S. Securities and Exchange

Commission

[                 ], 2021

Response: “Some of” has been replaced with language that specifically identifies the Short-Term Fixed Account and the Traditional Fixed Account.

12.  Comment: Also on page 12, please disclose the potentially negative consequences to borrowing money under the Policy (e.g., loans are charged interest, the loan collateral does not participate in the investment experience of the Variable Investment Options, and loans may reduce the policy value and death benefit, may increase the risk of lapse, and may have tax consequences).

Response: We have included this disclosure here as requested. We respectfully note that these consequences are also discussed in the “What is a Policy Loan?” section.

13.

a.   Comment: In the Surrenders and Withdrawals discussion, please state that partial withdrawals are subject to a partial withdrawal processing fee, may reduce the policy value and death benefit, and may increase the risk that the policy will lapse.

Response: We have included this disclosure here.

b.  Comment: Please state that surrenders and partial withdrawals may have tax consequences, including potential tax penalties.

Response: We have included this disclosure.

14.  Comment: When discussing the No-Lapse Guarantee on page 13, please provide a cross-reference to the section of the prospectus that describes the No-Lapse Guarantee Requirement.

Response: We have added a cross-reference to the No-Lapse Guarantee Rider section of the prospectus.

15.  Comment: Please make corresponding changes to the Overview section of the summary prospectus.

Response: We have made corresponding changes to the summary prospectus.

Table of Fees and Expenses (pp. 14-19)

16.

a.   Comment: In the Transaction Fees table, please clearly state in the Amount Deducted column that the maximum guaranteed surrender charge is “a maximum of $xx.xx to a minimum of $yy.y per $1000 of Specified Amount or decrease in Specified Amount,” and move the remaining text in this column to a

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footnote (i.e., the first and last sentences). See Instruction 1(f) to Item 4 of Form N-6.

Response: We have revised the statement and moved the remaining text to a footnote (new footnote 3) accordingly.

b.  Comment: Similarly, please remove the phrase “x the surrender factor of 100%” when stating the charge for the representative insured.

Response: We have removed this language.

c.   Comment: In footnote 2, please remove the reference to current rates, as the table only shows the maximum guaranteed surrender charge.

Response: The table reflects the current (minimum) rate, as permitted by Instruction 1(f) to Item 4 of Form N-6; accordingly, we have retained the footnote reference to current rates.

17.  Comment: Please include the charges for optional riders in the Periodic Charges fee table, and delete the separate rider table and corresponding text (i.e., disclose in one table Base Policy Charges and Optional Benefit Charges). Item 4 of Form N-6.

Response: We have re-organized the Fee Table to include the optional rider charges in the Periodic Charges section, as requested in the Staff comment.

18.  Comment: In the Periodic Charges table, please move the Policy Loans Net Interest Charge, which relates to an optional benefit (i.e., borrowing from the policy), to the Optional Benefit Charges section of the Periodic Charges table (see prior comment). Instruction 3(f) to Item 4 of Form N-6.

Response: We have re-located the Policy Loans Net Interest Charge, as requested by the Staff comment.

19.  Comment: Please move the charge for the Accelerated Death Benefit rider, which is a nonrecurring charge, to the Transaction Fees table. Instruction 3(c) to Item 4 of Form N-6.

Response: We have moved the Accelerated Death Benefit rider charge out of the rider charges section and into the Transaction Fees section.

20.  Comment: So as not to obscure essential fee information, please remove from the table optional riders that do not impose a charge.

Response: We have removed these optional riders from the fee table.

U.S. Securities and Exchange

Commission

[                 ], 2021

21.  Comment: When stating in the footnote relating to rider cost of insurance charges that such charges vary depending on individual characteristics, please also state that the charges shown in the table may not be representative of the charges that a particular investor will pay. Instruction 3(b) to Item 4 of Form N-6.

Response: We have added this disclosure to what is now footnote 10 (third sentence). We respectfully note that this information is included in several other footnotes, as well.

Summary of Principal Risks of Investing in the Policy (pp. 20-22)

22.  Comment: When listing the factors that could cause a Policy to lapse in the Risk of Lapse discussion, please include taking a loan under the Policy.

Response: We have added this loan risk to the “Risk of Lapse” section.

What Payments Must I Make Under the Policy? (pp. 25-27)

23.

a.   Comment: Please describe the “other terms and conditions applicable to reinstatements” referenced in the third sentence of the third paragraph on page 27 discussing reinstatement. Item 14(c) of Form N-6.

Response: We have removed the reference to other terms and conditions applicable to reinstatements, as all material terms and conditions have been described in the prospectus.

b.  Comment: Please make corresponding changes to page 21 of the summary prospectus. Rule 498A(b)(5)(vi).

Response: We have removed the same language from the summary prospectus.

How Much Life Insurance Does the Policy Provide? (p. 28)

24.  Comment: Please state when insurance coverage is effective, and when the death benefit is calculated and payable. Instructions (i) and (ii) to Item 10(a) of Form N-6.

Response: We have included this information here. We respectfully note that this information is also discussed in the “What is the Policy?” and “What is the Timing of Transactions Under the Policy?” sections of the prospectus.

Can I Change Insurance Coverage Under the Policy? (p. 28)

U.S. Securities and Exchange

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[                 ], 2021

25.  Comment: Please state that a change in the Specified Amount may impact the No-Lapse Guarantee Rider, and may require the payment of additional premiums to maintain the guarantee under the rider.

Response: We have added these statements here as requested.

How Can I Change the Policy’s Investment Allocations? (pp. 29-31)

26.  With respect to the Fixed Dollar Cost Averaging Account and Asset Rebalancing discussions, please:

a.   Comment: Move this disclosure to the discussion following the optional benefits table in the What Are the Supplemental Riders and Benefits That Are Available? section of the prospectus, per Item 11 of Form N-6;

Response: We have re-located this disclosure as requested.

b.  Comment: Disclose that the minimum guaranteed interest rate credited to the Fixed Dollar Cost Averaging Account is 1%; and

Response: We have included this information.

c.   Comment: Confirm supplementally that investors are in fact permitted to participate in both programs at the same time, as the two programs could have the effect of nullifying one another.

Response: We confirm that investors are permitted to participate in both programs at the same time. Investors may allocate a portion of their premiums to a Fixed Dollar Cost Averaging Account. If an investor chooses to participate in both programs simultaneously, the portion of policy value in the Fixed Dollar Cost Averaging Account is not included in the Asset Rebalancing Program.

What Are the Supplemental Riders and Benefits That Are Available? (pp. 35-44)

27.  Comment: Please replace the narrative preceding the optional benefits table with the disclosure required by Item 11 of Form N-6.

Response: We have made this change.

28.  Comment: To facilitate investor review, please consider moving the No-Lapse Guarantee Rider discussion beginning on page 42 to precede the Accidental Death Benefit Rider discussion page 38 in accordance with the chronology of the optional benefits table.

U.S. Securities and Exchange

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Response: We have reorganized the optional benefit discussion in accordance with the Staff suggestion.

29.  Comment: With respect to the Accidental Death Benefit Rider, please clarify in the optional benefits table and in the discussion of the rider on page 38 whether the rider can be elected at any time, or only at the time the Policy is purchased.

Response: We have revised the optional benefits discussion to reflect that the Accidental Death Benefit Rider can be elected at any time.

30.

a.   Comment: Please more clearly state in the first paragraph on page 39 that the term insurance provided under the Children’s Term Insurance Rider pays a benefit upon death of the child(ren) specified under the rider.

Response: We have clarified the insurance provided under the Children’s Term Insurance Rider.

b.  Comment: Please also explain the type of life insurance to be provided upon conversion at age 23, and describe the rider’s specific dollar and age limits that are referenced in the optional benefits table.

Response: We have added disclosure that the rider may be converted to any permanent life insurance policy that we offer for sale at the time of conversion at the premium rates in effect at the time.

31.  Comment: On page 39, please define total disability under the Disability Waiver of Monthly Deduction Rider rather than cross-referencing to the optional benefits table, and describe all exclusions that may apply under the rider. Item 11(b)(2) of Form N-6.

Response: We have provided the definition of total disability in the discussion of the rider, as well as a complete list of all exclusions that apply.

32.

a.   Comment: If the “interest adjustment” applied to the accelerated amount when calculating the Accelerated Death Benefit Rider charge increases the overall charge, then please make this clear on page 40 and in the fee table, and avoid the use of “interest adjustment” terminology.

Response: We have revised the language as requested to avoid the use of the term “interest adjustment” and to make it clear that the interest increases the overall charge.

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[                 ], 2021

b.  Comment: Please also clarify in the optional benefits table that this rider is standard only with respect to Policies with a Specified Amount greater than $50,000.

Response: We have added the requested clarification.

33.

a.   Comment: Please state in the Chronic Illness Accelerated Benefit Rider discussion and in the optional benefits table that upon payment of an accelerated benefit payment, the Specified Amount under the Policy will be reduced by the payment and by an Accelerated Benefit Payout Interest Rate.

Response: Disclosure has been added to explain that upon payment of an accelerated death benefit, the specified amount under the policy will be reduced by the amount of the payment and by an additional amount based on an accelerated benefit payment interest rate.

b.  Comment: Please also explain in the rider discussion the basis upon which that interest rate is determined.

Response: We have added an explanation of the basis for the interest rate.

c.   Comment: Please clarify in the optional benefits table and at the end of the discussion of the rider on page 41 whether the rider is standard with all Policies, or can be added to a Policy after issue.

Response: We have clarified that the rider is standard for qualifying policies.

How Can I Withdraw Money From the Policy? (pp. 43-44)

34.  Comment: Please state that partial withdrawals may increase the risk that the Policy will lapse, and that surrenders and partial withdrawals may have tax consequences, including a possible tax penalty if withdrawn before age 59 1/2. Item 12(a) of Form N-6.

Response: We have included this disclosure in this section.

Can I Choose Different Payout Options Under the Policy? (pp. 44-45)

35.  Comment: Please briefly describe each payout option, and state, where applicable, that no payments will be made if the beneficiary dies before the date of first payment.

Response: As requested, we have described each payout option.

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We have also included disclosure regarding Option 4 (Life Income) and Option 7 (Joint and Survivor Life Income) that only one payment will be made if the annuitant(s) dies before the second payment is made, and only a few payments will be made if the annuitant(s) die shortly after payments begin.

36.  Comment: Please state the form of death benefit proceeds to be paid if the beneficiary does not make an election within one year of the date of death. Instruction (v) to Item 10(a) of Form N-6.

Response: We have added this disclosure.

Do I Have the Right to Cancel the Policy? (p. 53)

37.  Comment: Consistent with the cancellation provision on the cover page of the prospectus, please clarify that in most states, the investor will receive a refund of policy value, plus the premium charge and monthly deductions, and minus any loans and accrued loan interest.

Response: We have added the clarifying language.

Financial Statements (p. 58)

38.  Comment: Please state that the separate account is newly established, and therefore does not have financial statements for the most recent fiscal year, and that future financial statements of the separate account will appear in the statement of additional information. Item 17 of Form N-6.

Response: We have added this disclosure.

Appendix A

39.  Comment: Please conform the narrative preceding the table to the legend set forth in Item 18 of Form N-6. Please ensure that this legend provides a website address that is specific enough to lead investors directly to the portfolio company prospectuses. Instruction 1(b) to Item 18.

Response: We have revised the narrative to use the precise language in Item 18.

Appendix B

40.  Comment: Please reconcile the disclosure in the fourth, fifth, and six paragraphs of Appendix B, which states that the Company can change the current interest rates for the fixed accounts at any time, with disclosure elsewhere that states that the current crediting rates will be in effect for twelve-month periods or for the length of the dollar cost averaging period, as applicable.

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Response: The disclosure has been revised to make it clear that once amounts are allocated to the fixed account option, the rate in effect at that time is guaranteed for the specified period, but that the company can change the rate for new allocations at any time.

41.  Comment: In accordance with plain English principles, please simply state the minimum guaranteed interest rate for each fixed account (e.g., 1.0%), rather than referring to the “Fixed Account Guaranteed Minimum Interest Rate” and the “Holding Account Guaranteed Minimum Interest Rate.”

Response: The requested revision has been made.

42.  Comment: With respect to the Fixed Dollar Cost Averaging Account, please state the minimum transfer amount rather than referring the investor to the policy.

Response: The requested revision has been made.

STATEMENT OF ADDITIONAL INFORMATION

Experts (p. 11)

43.  Comment: Please provide the financial statements for the Company as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020. Rule 3-02 of Regulation S-X.

Response: The required financial statements will be included.

PART C

44.  Comment: Please conform the signatures on the signature page to the requirements of Form N-6 (i.e., both the registrant and the depositor must sign the registration statement).

Response: A separate signature line has been added for the registrant.

SUMMARY PROSPECTUS

General

45.  Comment: Please apply all comments herein to the summary prospectus, as applicable.

Response: We confirm that all Staff comments have been applied to the summary prospectus, as applicable.

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46.  Comment: Please include on the bottom of the last page of the summary prospectus the EDGAR contract identifier for the Policy in type size smaller than that generally used in the prospectus (e.g., 8-point modern type). Rule 498A(b)(3)(ii).

Response: We have added the EDGAR contract identifier.

Overview of the Protection Variable Universal Life Insurance Policy (pp. 11-15)

47.  Comment: Rule 498A(b)(5)(ii) of the Securities Act of 1933 requires that the summary prospectus include the information required by Item 3 of Form N-6, and is intended to mirror the information required by Item 3 in the statutory prospectus. Please reconcile the Overview section of the statutory prospectus with that of the summary prospectus, as the two differ.

Response: We have reconciled the two Overview section.

Standard Death Benefit (p. 16)

48.  Comment:

a.   Comment: Please state when insurance coverage is effective, when the death benefit is calculated and payable, who has the right to choose the form of benefit and the procedure for choosing the form of benefit (including when the choice is made and whether the choice is revocable), the forms the benefit may take, and the form of benefit that will be provided if a particular form has not been elected. See Rule 498A(b)(5)(iii); Instructions to Item 10(a) of Form N-6.

Response: We have substantially expanded the Death Benefit discussion to include all of those details..

b.  Comment: Please also consider deleting the last sentence of this section, which is redundant with the first sentence of the second paragraph in this same section.

Response: We have removed the last sentence.

Other Benefits Available Under The Policy (pp. 16-19)

49.  Comment: In the restrictions listed in the first row of the table, please note that the No Lapse Guarantee Requirement depends on “any policy loan,” as is stated in the optional benefits table in the statutory prospectus.

Response: We have added this disclosure to the table in the summary prospectus.

Making Withdrawals: Accessing The Money in Your Policy (pp. 22-23)

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50.  Comment: Please state when surrender and withdrawal proceeds are payable, and briefly describe the potential effect of surrenders and withdrawals (e.g., partial withdrawals may increase the risk that the policy will lapse, surrenders and partial withdrawals may have tax consequences). Rule 498A(b)(5)(vii); Item 12(a) to Form N-6.

Response: We have added that disclosure.

51.  Comment: Please remove the discussion on Loans, as a summary prospectus may only contain the information that is permitted or required by rule 498A(b)(5).

Response: We have removed the sentence on Loans.

Table of Fees and Expenses (pp. 23-32)

52.  Comment: Please revise the heading to state “Additional Information About Fees,” consistent with the table of contents and with rule 498A(b)(5)(viii).

Response: The heading “Table of Fees and Expenses” has been changed to “Additional Information About Fees,” as requested.

53.  Comment: In the Periodic Charges table, please remove the “increase in Specified Amount” reference from the expense charge description, as the Policy does not permit increases in Specified Amount.

Response: We have removed this language.

The Company believes its responses addresses the staff’s comments in full. The Company hopes to clear all comments no later than June 24th, 2021, in order to facilitate its scheduled July 1st launch date. The Company, of course, will file an acceleration request (and a pre-effective amendment) at the appropriate time. I appreciate this is a condensed time period. If you have any questions, or we can help facilitate your review in any way, please do not hesitate to let us know.

Very truly yours,

Dodie C. Kent

Partner

Eversheds Sutherland (US) LLP

cc:    Fred Bellamy

Timothy Graves